Via Facsimile and U.S. Mail
Mail Stop 6010

October 2, 2008

Mr. Philip Rydzewski
SVP and CAO
Healthmarkets, Inc.
9151 Boulevard 26
North Richland Hills, TX 76180

Re: **Healthmarkets, Inc.**
      Form 10-Q for the Quarter Ended June 30, 2008
      File No. 001-14953

Dear Mr. Rydzewski:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comment, we ask you to provide us with information to better understand your disclosure. Where it requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the quarter ended June 30, 2008

Mr. Philip Rydzewski
Healthmarkets, Inc.
October 2, 2008
Page 2

10. Investments
B. Fair Value Measurement, page 16

1.   Refer to your disclosure on the adoption of SFAS 157 that "fair values are
        estimated by management based on independent external valuation information."
        To the extent third parties are used to assist in the determination of fair value,
        please revise your disclosure to address the following:

        • The nature and amount of assets you valued using quotes or prices obtained
          from third parties, along with the classification in the fair value hierarchy;
        • The number of quotes or prices you generally obtained per instrument, and if
          you obtained multiple quotes or prices, how you determined the ultimate value
          used in your financial statements;
        • Whether, and if so, how and why, you adjusted quotes or prices obtained from
          third parties;
        • The extent to which third parties are gathering observable market information
          as opposed to using unobservable inputs and/or proprietary models in making
          valuation judgments and determinations;
        • Whether the quotes obtained from third parties are binding or non-binding;
          and,
        • The procedures you performed to validate the prices you obtained to ensure
          the fair value determination is consistent with SFAS 157, Fair Value
          Measurements, and to ensure that you properly classified your assets and
          liabilities in the fair value hierarchy.

                        ****

        Please respond to this comment within 10 business days or tell us when you will
provide us with a response. Please furnish a letter that keys your response to our
comment and provide the requested information. Detailed letters greatly facilitate our
review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comment, please provide, in your letter, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Don Abbott, Review Accountant, at (202) 551-3608 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant